Free Writing Prospectus
Filed Pursuant to Rule 433
Registration Number 333-253293

Ford Motor Credit Company LLC

Final Term Sheet

7.350% Notes due 2027

Issuer:	Ford Motor Credit Company LLC

Trade Date:	November 1, 2022

Settlement Date:	November 4, 2022 (T+3)

Stated Maturity:	November 4, 2027

Principal Amount:	$1,500,000,000

Interest Rate:	7.350%

Benchmark Treasury:	4.125% due October 31, 2027

Benchmark Treasury Yield and Price:	4.265%; 99-12

Yield to Maturity:	7.350%

Price to Public:	100.000% of principal amount plus accrued interest from November 4, 2022

Underwriting Discount:	0.750%

Net Proceeds (Before Expenses) to Issuer:	$1,488,750,000 (99.250%)

Interest Payment Dates:	Semi-annually on each May 4 and November 4, beginning May 4, 2023
Redemption Provision:

Make-Whole Call: The Notes may be redeemed, in whole or in part, prior to October 4, 2027 (one month prior to maturity date) (the “Par Call Date”), at a redemption price equal to the greater of (i) (a) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date (assuming the notes matured on the Par Call Date) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 50 basis points less (b) interest accrued to the date of redemption, and (ii) 100% of the principal amount of the Notes to be redeemed, plus accrued and unpaid interest to the redemption date.

Par Call: The Notes may be redeemed, in whole or in part, on or after October 4, 2027 (one month prior to maturity date), at a redemption price equal to 100% of the principal amount of the Notes to be redeemed, plus accrued and unpaid interest to the redemption date.

Joint Book-Running Managers:	BNP Paribas Securities Corp. Credit Agricole Securities (USA) Inc. J.P. Morgan Securities LLC Morgan Stanley & Co. LLC

Commerz Markets LLC

Co-Managers:

BMO Capital Markets Corp.

CIBC World Markets Corp.

HSBC Securities (USA) Inc.

Santander Investment Securities Inc.

Scotia Capital (USA) Inc.

Standard Chartered Bank

TD Securities (USA) LLC

Academy Securities, Inc.

Blaylock Van, LLC

Samuel A. Ramirez & Company, Inc.

R. Seelaus & Co., LLC

CUSIP/ISIN:	345397C35 / US345397C353

It is expected that delivery of the Notes will be made against payment therefor on or about November 4, 2022, which will be the third business day following the date of pricing of the Notes (such settlement cycle being referred to herein as “T+3”). Under Rule 15c6-1 pursuant to the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes on the date of pricing will be required, by virtue of the fact that the Notes initially will settle in T+3, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of the Notes who wish to trade those Notes on the date of pricing should consult their own advisor.

The issuer has filed a registration statement, including a prospectus and a preliminary prospectus supplement, with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and the preliminary prospectus supplement in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and the preliminary prospectus supplement (or, if available, the prospectus supplement) if you request it by calling BNP Paribas Securities Corp. by calling toll-free at 1-800-854-5674, Credit Agricole Securities (USA) Inc. by calling toll-free at 1-866-807-6030, J.P. Morgan Securities LLC at 1-212-834-4533 or Morgan Stanley & Co. LLC at 1-866-718-1649.